Skadden, Arps, Slate, Meagher & Flom llp

One manhattan west

New York, New York 10001

DIRECT DIAL (212) 735-3574 DIRECT FAX (917) 777-3574 EMAIL ADDRESS David.Goldschmidt@SKADDEN.COM	TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com	FIRM/AFFILIATE
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March 11, 2021

VIA EDGAR

Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	NextGen Acquisition Corp. II

Draft Registration Statement Submitted February 10, 2021

CIK No. 0001843388

Form S-1 Filed March 4, 2021

File No. 333-253848

Dear Mrs. Mills-Apenteng:

On behalf of NextGen Acquisition Corp. II (the “Company” or “we”), in connection with the proposed initial public offering of the Company’s securities, we submit the below in response to the comment of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated March 9, 2021, concerning the Company’s Registration Statement on Form S-1 filed on March 4, 2021.

1.	Draft Registration Statement on Form S-1

a.	General

i.	Please include a bullet point summary of your principal risks in the forepart of the prospectus as required by Item 105(b) of Regulation S-K.

The Company will revise the prospectus to include the bullet point summary as required by Item 105(b) in the next amended S-1 filing.

*   *   *

U.S. Securities and Exchange Commission

March 11, 2021

Please contact me at (212) 735-3574 should you require further information.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:	NextGen Acquisition Corp. II

Patrick T. Ford

cc:	Ropes & Gray LLP

Paul Tropp, Esq. and Emily Oldshue, Esq.